Exhibit 99.13

CONSENT OF ROY ECCLES

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Reports titled “Amended Geological Introduction and Maiden Inferred Resource Estimate for Standard Lithium Ltd.’s Lanxess Smackover Lithium-Brine Property in Arkansas, United States” dated November 19, 2018 and amended March 14, 2019, “Amended Geological Introduction and Maiden Inferred Resource Estimate for Standard Lithium Ltd.’s Tetra Smackover Lithium-Brine Property in Arkansas, United States” dated February 28, 2019 and amended March 14, 2019, and “Preliminary Economic Assessment of LANXESS Smackover Project” dated August 1, 2019, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the “Company”) for the year ended June 30, 2021 (collectively, the “Annual Report”).

The undersigned also hereby consents to the use of the undersigned’s name and the incorporation by reference of such information contained the Annual Report into the Company’s Registration Statement on Form F-10 (File No. 333-259442), as amended.

/s/ Roy Eccles
Roy Eccles, M.Sc. P. Geol. Chief Operating Officer, Senior Consultant APEX Geoscience Ltd.

Date: October 28, 2021